UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-36230

TRIBUNE PUBLISHING COMPANY

(Exact name of registrant as specified in its charter)

560 W. Grand Avenue

Chicago, Illinois

(312) 222-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

Series A Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note: On May 24, 2021, Tribune Publishing Company (the “Company”) completed a merger transaction pursuant to which Tribune Merger Sub, Inc., a Delaware corporation, merged with and into the Company, with the Company continuing as the surviving company and as a wholly owned subsidiary of Tribune Enterprises, LLC, a Delaware limited liability company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tribune Publishing Company has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

TRIBUNE PUBLISHING COMPANY

Date: June 4, 2021	By:	/s/ Michael N. Lavey
	Name:	Michael N. Lavey
	Title:	Interim Chief Financial Officer, Chief Accounting Officer and Controller